

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2020

Kai Gui
Chief Financial Officer
Advanced Biomedical Technologies, Inc.
350 Fifth Ave, 59th Floor
New York, NY 10118

> **Re: Advanced Biomedical Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2019**
> **Filed March 20, 2020**
> **File No. 000-53051**

Dear Mr. Gui:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2019

Item 9A. Controls and Procedures , page 25

1. We note that you have concluded your internal control over financial reporting was not effective as of October 31, 2019. Consistent with Item 308(a)(3) of Regulation S-K, please describe to us the material weaknesses in the your internal control over financial reporting and revise future filings to disclose them.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences